Exhibit 99.3

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF DIRECTOR

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to work arrangement, Mr. Lv Bo (“Mr. Lv”) has tendered his resignation and ceased to hold the position of director of the Company with immediate effect. Mr. Lv also ceased to serve as the member of the Health, Safety and Environment Committee of the Board.

Mr. Lv has confirmed that he has no disagreement with the Company and the Board during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Lv has been diligent, dedicated and meticulous at work since appointment. The Board would like to express its sincere gratitude to Mr. Lv for his significant contributions to the Company’s business development, management improvement and shareholder returns.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

20 October 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.